Exhibit (a)(23)

16 July 2012

HGS - GSK Acquisition FAQ for Employees

1.	What did HGS announce today?

Today we announced that GSK and HGS have entered into an agreement under which GSK will acquire all of the outstanding shares of HGS common stock for $14.25 per share in cash, or $3.6 billion on an equity basis. This means that if all the conditions to the transaction are satisfied, HGS would become a part of GSK’s business, and its stock would cease trading on the NASDAQ.

2.	Why are you doing this transaction?

Having conducted a thorough analysis of our strategic alternatives, the HGS Board and management team have concluded that this transaction is the right decision for our company as it maximizes value for the stockholders. HGS has had a long and productive working relationship with GSK. We are confident that our assets and many of our people will become part of GSK, thrive, and do much good for patients – including realizing the full potential of BENLYSTA and other products in our pipeline for the benefit of those battling serious disease around the world.

3.	What other options/deals did the Board consider?

We completed a thorough process and determined that this is the best decision for our company as it maximizes value for the stockholders.

4.	How will this transaction benefit employees?

This transaction is a testament to the many accomplishments of HGS’ valued employees. HGS employees have done an excellent job in building HGS to where it is today. As part of GSK, we will have access to even greater resources and growth opportunities, and together with GSK we can take our products to the next level. HGS employees who are also stockholders will also benefit from the premium to be paid for HGS shares.

5.	What happens now? How will my job and my benefits be affected?

Until the transaction is completed, which we expect in the next few weeks, HGS and GSK will continue to operate as independent companies, and HGS employees will need to attend to our ongoing priorities. As you can appreciate, we are in the early stages of this process and there is still a lot of work to be done in the days ahead. Given the history of our companies, we anticipate a smooth integration. As we have more information about the transition and integration plans – and your benefits – in the coming weeks, we will provide you with an update. As always, we are committed to treating employees fairly and we are committed to keeping you updated on important developments.

Three specific benefits-related issues are addressed in the agreement, which will be posted publicly today. They are:

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The HGS health and welfare plans will remain intact through Dec. 31, 2012. From January 1 to December 31, 2013, GSK will provide current HGS employees who remain employed following the closing benefits that are comparable (in the aggregate) to those provided by HGS immediately prior to the closing of the deal or, at GSK’s option, benefits provided by GSK under its plans to similarly situated employees.

16 July 2012

HGS - GSK Acquisition FAQ for Employees

•	Our employees generally will be credited with their pre-closing HGS service for GSK benefits plan purposes.

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GSK will honor all HGS benefit plans and compensation arrangements, including severance arrangements and any right or benefit arising as a result of the merger, in effect before the closing in accordance with their terms.

Finally, the press release references “at least $200 million in cost synergies … by 2015.” While it is likely that some of these savings will come in the form of jobs, what functions and who is likely to be affected will be uncertain for some period of time, perhaps months. We will keep you updated as plans develop.

6.	What should I say if our external customers ask me about the transaction? Why is this good for them?

Until the transaction is closed, today’s announcement will have no impact on our customers or how we conduct business with them. We are counting on you to continue to perform your job with the same level of dedication, focus and excellence as always.

7.	What approvals are needed to complete the merger? What is the timeframe for closing?

The transaction is expected to be completed in the next few weeks. It is subject to the satisfaction of customary closing conditions, including the successful completion of a tender offer for HGS shares. Until the transaction closes, we will continue to operate as two independent companies.

8.	Should I, or can I, sell HGS stock that I own or exercise HGS stock options and restricted stock units?

The Company had previously imposed a trading blackout for employees. We will be providing further direction about HGS shares, options and restricted stock units in the coming days.

9.	What should we say if we are contacted by media, financial community, or other third parties about the proposal?

Consistent with company policy, questions from investors should be referred to Claudine Prowse at claudine_prowse@hgsi.com or 301-315-1785. If you receive inquiries from the media or other interested parties, please refer them to Jerry Parrott at jerry_parrott@hgsi.com or 301-315-2727.

10.	Who can I contact if I have more questions?

As we move through this process, we will keep you informed on important developments by email or postings to the intranet homepage. We can anticipate many of your questions, and will be working on answers in the days to come.

16 July 2012

HGS - GSK Acquisition FAQ for Employees

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This announcement includes statements that are forward-looking. These forward-looking statements are based on our current intentions, beliefs and expectations regarding future events. We cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from our expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this announcement, and, except as required by law, we do not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Some important factors that could cause our actual results to differ from our expectations in these forward-looking statements include: our lack of commercial experience and dependence on the sales growth of BENLYSTA; any failure to commercialize BENLYSTA successfully; the occurrence of adverse safety events with our products; changes in the availability of reimbursement for BENLYSTA; the inherent uncertainty of the timing, success of, and expense associated with, research, development, regulatory approval and commercialization of our pipeline products, including darapladib and albiglutide, and new indications for existing products; uncertainty as to the future success of darapladib and GSK’s ability to develop and commercialize darapladib; substantial competition in our industry, including from branded and generic products; the highly regulated nature of our business; uncertainty regarding our intellectual property rights and those of others; the ability to manufacture at appropriate scale, and in compliance with regulatory requirements, to meet market demand for our products; our substantial indebtedness and lease obligations; our dependence on collaborations over which we may not always have full control; foreign exchange rate valuations and fluctuations; the impact of our acquisitions and strategic transactions; changes in the health care industry in the U.S. and other countries, including government laws and regulations relating to sales and promotion, reimbursement and pricing generally; significant litigation adverse to the Company, including product liability and patent infringement claims; our ability to attract and retain key personnel; increased scrutiny of the health care industry by government agencies and state attorneys general resulting in investigations and prosecutions; risks and uncertainties associated with the merger agreement and related tender offer by GSK; and the outcome of any litigation related to the merger agreement and related tender offer by GSK.

The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. Investors should consider this cautionary statement, as well as the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the amended tender offer commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., HGS will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THE

16 July 2012

HGS - GSK Acquisition FAQ for Employees

SOLICITATION/RECOMMENDATION STATEMENT, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com, or stockholders may call HGS’ Information Agent, Innisfree M&A Incorporated, toll-free at 877-717-3926.

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